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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

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                                  ALUMAX INC.
                           (NAME OF SUBJECT COMPANY)

                                  ALUMAX INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                   022197107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                HELEN M. FEENEY
                                  ALUMAX INC.
                     3424 PEACHTREE ROAD, N.E., SUITE 2100
                             ATLANTA, GEORGIA 30326
                           TELEPHONE:  (404) 846-4600
                          TELECOPIER:  (404) 846-4533
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:
                                JOHN EVANGELAKOS
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                           TELEPHONE: (212) 558-4000
                           TELECOPIER: (212) 558-3588

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     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Amendment") relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended and supplemented by inserting the following paragraph at the end of that Item.

     On March 18, 1998, an amended class action complaint was filed in Kwalbrun
v. Brown et al. The amended complaint adds the Purchaser as a defendant and alleges, among other things, that the Schedules 14D-1 and 14D-9 purportedly fail to disclose certain information necessary for the Company's stockholders to make an informed decision regarding the Offer and the other transactions contemplated by the Merger Agreement, including the following: (i) that the Schedule 14D-9 purportedly fails to disclose the efforts made (or not made) by the Board of Directors of the Company to comply with their fiduciary duties to solicit indications of interest or competing bids from third parties in the transactions contemplated by the Merger Agreement, (ii) that no explanation or rationale is offered for the individual defendants' purported failure to explore other strategic alternatives, (iii) that the individual defendants purportedly fail to disclose the Company's rationale in directing its financial advisor not to conduct a formal auction of the Company or at least to solicit competing bids,
(iv) that purportedly none of the information contained in the various documents relied upon by BT Wolfensohn in rendering its fairness opinion is provided to stockholders or accounted for in the fairness opinion of BT Wolfensohn, (v) that the Schedule 14D-9 and the fairness opinion purportedly fail to disclose what evaluation methodologies were employed by BT Wolfensohn in rendering its fairness opinion, (vi) that the Schedule 14D-1 purportedly fails to provide any information about the Company's growth and profitability, and (vii) that the
Schedule 14D-9 purportedly fails to disclose any detailed or meaningful information about certain employment agreements between the Company and certain members of the Company's senior management. In addition, such amended complaint alleges that the Merger Agreement purportedly creates disabling conflicts of interest by conferring extraordinary benefits on the Company's senior management, that the individual defendants allegedly failed to act in an informed manner and to maximize stockholder value, and that the Parent allegedly aided and abetted the breaches of fiduciary duty committed by the individual defendants. The amended complaint seeks the same relief requested by the plaintiffs in the original complaint.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented by adding the following Exhibit:

  15. Amended Class Action Complaint filed as of right pursuant to Rule 15(a) in Kwalbrun v. Brown et al., Court of Chancery of the State of Delaware in and for New Castle County, March 18, 1998 (incorporated by reference to Exhibit (g)(2)(i) to the Schedule 14D-1/A filed by Aluminum Company of America with the Securities and Exchange Commission on March 20, 1998 (File No. 1-3610)).

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                        ALUMAX INC.


                                        By:        /s/   Helen M. Feeney
                                            ------------------------------------
                                                Name:  Helen M. Feeney
                                                Title: Vice President
                                                        and Corporate Secretary


Dated: March 20, 1998
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                                 EXHIBIT INDEX


EXHIBIT                                                      PAGES IN SEQUENTIAL
  NO.                                                          NUMBERING SYSTEM
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15.  Amended Class Action Complaint filed as of right pursuant to Rule 15(a) in Kwalbrun v. Brown et al., Court of Chancery of the State of Delaware in and for New Castle
     County, March 18, 1998 (incorporated by reference to
     Exhibit (g)(2)(i) to the Schedule 14D-1/A filed by Aluminum Company of America with the Securities and Exchange Commission on March 20, 1998 (File No. 1-3610)).